Exhibit 2
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FOR IMMEDIATE RELEASE                                            22 January 2008



                              WPP GROUP PLC ("WPP")

  Wunderman acquires leading Asian digital agency, AGENDA Group (Asia) Limited


WPP announces that its wholly-owned operating company Wunderman, the global relationship marketing network, has agreed to acquire AGENDA Group (Asia) Limited ("AGENDA"), one of Asia's leading eBusiness consulting and professional services firms.

Founded in 1996, AGENDA provides a full range of technology and digital marketing solutions including integrated portals, digital marketing solutions, eCRM, and enterprise application integration. It employs 260 people and is based in Hong Kong, with offices in Beijing, Shanghai, Malaysia and Taiwan. Clients include Johnson & Johnson, Pepsi, HSBC, Carrefour and DHL.

Commenting on the deal, WPP CEO, Sir Martin Sorrell said: "We're delighted to welcome AGENDA to the WPP Group and Wunderman. They represent an Asian digital jewel, much coveted by our competitors. Together we will further distance ourselves from our competition by focussing on adding to our Asian and digital capabilities, bang in line with our strategy."

AGENDA's unaudited revenues for the year ended 30 June 2007 were US$9.2 million, with gross assets at the same date of US$6.2 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP
www.wpp.com                                                  T.+44(0)207408 2204
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